UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Switch, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87105L104

(CUSIP Number)

Jonathan C. Lippert, Esq.
1370 Jet Stream Drive

Suite 100

Henderson, Nevada 89052

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON Dennis Alan Troesh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,984,668
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,984,668
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,984,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* See footnote (2) to Item 5 for calculation of percentage.

CUSIP No. 87105L104	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON DT GRAT LM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,996,788
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 9,996,788
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,996,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

* See footnote (2) to Item 5 for calculation of percentage.

CUSIP No. 87105L104	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON DT GRAT CS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,987,880
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 9,987,880
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,987,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

* See footnote (2) to Item 5 for calculation of percentage.

CUSIP No. 87105L104	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON The Troesh Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO (Non-Profit Corporation)

CUSIP No. 87105L104	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON Eastern Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 87105L104	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON First St LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 87105L104	SCHEDULE 13D	Page 8 of 12

1	NAME OF REPORTING PERSON Jeffrey Alan Troesh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 87105L104	SCHEDULE 13D	Page 9 of 12

Item 1.   Security and Issuer.

The class of equity security to which this Statement on Schedule 13D relates is the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), of Switch, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7135 South Decatur Boulevard, Las Vegas, Nevada 89118. Information given in response to each item of this Schedule 13D shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 15, 2021 (the “Original Schedule 13D”). Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

Item 2.   Identity and Background.

The Troesh Family Foundation, Eastern Capital Group, LLC, Jeffrey Alan Troesh and First ST LLC no longer have beneficial ownership of shares of Class A Common Stock, are not members of a group for Section 13(d) or Schedule 13D reporting purposes, and will cease to be Reporting Persons for purposes of this Schedule 13D following the filing of this Amendment. See Item 5.

Item 4.   Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

The Reporting Persons following the filing of this Amendment (Dennis Alan Troesh, DT GRAT LM LLC and DT GRAT CS LLC) (the “Remaining Reporting Persons”) will review their investment in the Issuer on a continuing basis. Any actions a Remaining Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon a review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Remaining Reporting Persons may acquire additional securities of the Issuer, make an election to convert their Common Units (as defined below) into shares of Class A Common Stock or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Other than as described above, none of the Remaining Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, such Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.   Interest in Securities of the Issuer.

Paragraphs (a)-(c) of Item 5 of the Original Schedule 13D are amended and supplemented as follows:

(a)-(b).   The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. See footnote 2 for description of how the percentage of outstanding shares of Class A Common Stock was calculated for Dennis Alan Troesh, DT GRAT LM LLC (“DT GRAT LM”) and DT GRAT CS LLC (“DT GRAT CS”).

CUSIP No. 87105L104	SCHEDULE 13D	Page 10 of 12

Reporting Person	Amount beneficially owned	Percent of class %	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Dennis Alan Troesh (1) (2)	19,984,668	13.2%	19,984,668	0	19,984,668	0
DT GRAT LM(2) (3)	9,996,788	7.1%	9,996,788	0	9,996,788	0
DT GRAT CS (2) (4)	9,987,880	7.1%	9,987,880	0	9,987,880	0
The Troesh Family Foundation	0	0%	0	0	0	0
Eastern Capital Group, LLC	0	0%	0	0	0	0
Jeffrey Alan Troesh	0	0%	0	0	0	0
First St LLC	0	0%	0	0	0	0

(1)	The number of shares reported by Dennis Alan Troesh represents the Common Units (defined below) held by DT GRAT LM and DT GRAT CS (together, the “GRATS”) based on Mr. Troesh acting as the manager of each of the GRATS and, in such capacity, having sole dispositive control of such Common Units (and sole voting power over the corresponding Class B Units (as defined below)), and sole voting and dispositive control over any Class A Common Stock that may be acquired by the GRATS upon redemption or exchange of such Common Units. Mr. Troesh has no pecuniary interest in such Common Units and will not have any pecuniary interest in shares of Class A Common Stock issuable upon redemption of such Common Units.

(2)	The numbers of shares of Class A Common Stock reported by DT GRAT LM and DT GRAT CS include 9,996,788 and 9,987,880, respectively, of common units of Switch, Ltd., a subsidiary of the Issuer (the “Common Units”). Holders of Common Units are entitled to have their Common Units redeemed for Class A Common Stock on a one-for-one basis or, at the election of the Issuer, a cash payment in an amount per Common Unit based on the volume weighted average market price of a share of Class A Common Stock. Common Units do not have voting rights; holders of Common Units own a corresponding number of shares of Class B Common Stock of the Issuer (“Class B Units”), which have voting rights and vote together with the shares of Class A Common Stock. The Issuer also has the right to elect a direct exchange of shares of Class A Common Stock or a cash payment for the Common Units owned by the GRATS. Upon the redemption or exchange of their Common Units, an equal number of shares of Class B Common Stock owned by the GRATS will be forfeited and cancelled. The percentages of outstanding Class A Common Stock reported by DT GRAT LM, DT GRAT CS and Dennis Alan Troesh assumes that the Common Units held by DT GRAT LM and DT GRAT CS were redeemed or exchanged for an equal number of shares of Class A Common Stock. The percentage of the outstanding shares of the Issuer for those three reporting persons was calculated assuming 130,927,378 shares of Class A Common Stock outstanding on May 6, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2021) plus the number of shares of Class A Common Stock issuable upon the redemption of the Common Units reported as being beneficially owned by such persons.

(3)	Includes 9,996,788 Common Units.

(4)	Includes 9,987,880 Common Units.

CUSIP No. 87105L104	SCHEDULE 13D	Page 11 of 12

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of the Original Schedule 13D and this Amendment shall not be construed as an admission that any such person is, for the purposes of Schedule 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(c)       Except as disclosed in the following paragraph, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person identified in Item 2 who is not a Reporting Person, has engaged in any transactions in the Class A Common Stock of the Issuer during the past 60 days.

On May 13, 2021, First St LLC, DT GRAT LM, DT GRAT CS and Eastern Capital Group, LLC (the “Selling Shareholders”) sold an aggregate of 7,601,204 shares of Class A Common Stock (the “Shares”) in a series of open market transactions. 7,000,000 of the Shares were sold for the account of First St LLC, 200,000 of the Shares were sold for the account of DT GRAT LM, 200,000 of the Shares were sold for the account of DT GRAT CS and 201,204 of the Shares were sold for the account of Eastern Capital Group, LLC. The Shares were sold in pooled sale transactions that did not differentiate among the Selling Shareholders the actual number of shares (or fractional shares) sold for the account of each Selling Shareholder. In each such transaction, each Selling Shareholder was deemed to have sold its percentage interest of the Shares in each transaction. The Shares were sold at an average price per share, before deducting broker commissions, of $18.0009. The Shares were sold at prices ranging from $18.00 to $18.4236. The Selling Shareholders hereby undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of the Shares sold at each separate price within the ranges set forth in the preceding sentence.

Item 7.    Material to be Filed as Exhibits.

Exhibit	Joint Filing Agreement, dated March 15, 2021, by and among the Reporting Persons. Incorporated herein by reference to Exhibit I to the Schedule 13D filed by the Reporting Persons with the SEC on March 15, 2021.

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DENNIS ALAN TROESH

Date: May 17, 2021	/s/ Dennis Troesh
Dennis Alan Troesh

DT GRAT LM LLC

Date: May 17, 2021	By:	/s/ Dennis Troesh
Dennis Alan Troesh, Manager

DT GRAT CS LLC

Date: May 17, 2021	By:	/s/ Dennis Troesh
Dennis Alan Troesh, President

THE TROESH FAMILY FOUNDATION

Date: May 17, 2021	By:	/s/ Dennis Troesh
Dennis Alan Troesh, President

EASTERN CAPITAL GROUP LLC

Date: May 17, 2021	By:	/s/ Dennis Troesh
Dennis Alan Troesh, President

JEFFREY ALAN TROESH

Date: May 17, 2021	/s/ Jeffrey Troesh
Jeffrey Alan Troesh

FIRST ST LLC

Date: May 17, 2021	By:	/s/ Jeffrey Troesh
Jeffrey Alan Troesh, Manager